[WLRK Letterhead]








                                             October 17, 2005


BY EDGAR AND FEDERAL EXPRESS

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549


      Re: Comment Letter dated September 16, 2005, Pertaining to Sanofi-Aventis Form 20-F for Fiscal Year Ended
           December 31, 2004, Filed April 11, 2005, File No. 001-31368


Dear Mr. Rosenberg:

     This letter is being written in response to the comments made by the Staff of the Commission in a letter dated September 16, 2005 to Jean Claude Leroy, Chief Financial Officer of Sanofi-Aventis, from James B. Rosenberg, Senior Assistant Chief Accountant. This response is being submitted on behalf of our client Sanofi-Aventis (the "Company"). For the convenience of the Staff, we repeat the text of the Staff's comments prior to providing our response below:

Mr. Jim B. Rosenberg
Securities and Exchange Commission
October 17, 2005
Page 2


COMMENT:
--------

ITEM 18 FINANCIAL STATEMENTS, PAGE 153

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGE 159

B. SUMMARY OF ACCOUNTING POLICIES, PAGE 160

B.13. REVENUE RECOGNITION, PAGE 164

     1. WE NOTE THAT YOU RECORD PROVISIONS FOR DISCOUNTS AND REBATES GRANTED AND PRODUCT RETURNS WHERE THEY CAN BE ESTIMATED WITH REASONABLE ACCURACY. PLEASE TELL US YOUR POLICY FOR RECOGNIZING REVENUE WHEN THEY CANNOT BE REASONABLY ESTIMATED. AS WE DID NOT NOTE A US GAAP ADJUSTMENT RELATED TO PROVISIONS, PLEASE TELL US HOW YOU POLICY COMPLIES WITH SFAS 48 AND OUR INTERPRETATIVE RESPONSE TO QUESTION 1 OF SAB TOPIC 13.A.4B.

         IN ADDITION, PLEASE TELL US HOW ACCURATE THESE PROVISIONS HAVE BEEN IN THE PAST, HOW MUCH THEY HAVE CHANGED IN THE PAST, WHETHER THEY ARE REASONABLY LIKELY TO CHANGE IN THE FUTURE, AND, IF SO, WHETHER ANY REASONABLY LIKELY CHANGE IN THE ASSUMPTIONS UNDERLYING THESE PROVISIONS WOULD BE MATERIAL. IN SO DOING, PLEASE PROVIDE US A ROLL FORWARD OF EACH ESTIMATE THAT INCLUDES THE FOLLOWING: (A) BEGINNING BALANCE, (B) CURRENT PROVISION RELATED TO SALES MADE IN CURRENT PERIOD, (C) CURRENT PROVISION RELATED TO SALES MADE IN PRIOR PERIODS, (D) ACTUAL CHARGES IN CURRENT PERIOD RELATED TO SALES MADE IN CURRENT PERIOD, (E) ACTUAL CHARGES IN CURRENT PERIOD RELATED TO SALES MADE IN PRIOR PERIODS, AND
         (F) ENDING BALANCE.


RESPONSE:
---------

     The Company's accounting policy is to record provisions for discounts to customers, sales incentives, rebates and product returns as a reduction of sales revenue in accordance with EITF 01-09, SFAS No. 48 and other accounting guidance, as applicable, in the period in which the underlying sales are recognized. Provisions for estimated discounts and sales incentives granted to customers are based on the relevant subsidiaries' standard sales terms and conditions and/or the terms of contractual arrangements with the subsidiary customers and represent management's best estimate of the ultimate amount of discounts and sales incentives that will eventually be claimed by the customer. Provisions for estimated rebates are accrued in accordance with EITF 01-09 as each of the underlying revenue transactions that result in progress by the customer toward earning the rebate is recognized. Provisions for estimated sales returns are recorded in accordance with SFAS No. 48 and the

Mr. Jim B. Rosenberg
Securities and Exchange Commission
October 17, 2005
Page 3


interpretive response to SAB Topic 13. A. 4(b), and represent management's best estimate of the amount of product that will ultimately be returned by its customers. In each case, the provisions are subject to continuous review and adjustment as appropriate based on the most recent information available to management.

     The Company believes that it has the ability to make a reliable and reasonable estimate of each of the provisions above. Among other things, the Company considers the following factors in developing its estimates:

     o    The nature of the underlying product
     o    The terms and conditions pertaining to the sale transaction
     o The Company's historical experience with similar programs (for discount, incentive and rebate programs) or the same or similar products (for sales returns)
     o Current inventory levels in the distribution channel, which the Company monitors through a combination of its own internal sales data and externally provided data with respect to consumption of pharmaceutical products
     o    The "shelf life" of the Company's products
     o Current market trends including, with respect to competition, pricing and demand

     The Company was not confronted with situations in 2004 in which it was unable to reasonably estimate provisions for discounts and rebates granted and product returns. However, in such situations, the Company would defer the recognition of revenue on the transaction until a reasonable estimate of future returns could be made or the return privilege expired in accordance with the guidance of SFAS No. 48 and the SEC's Interpretive Response to Question 1 of SAB Topic 13.A.4.b.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
October 17, 2005
Page 4

     Included below is a roll-forward over 12 months combining the Sanofi and Aventis companies for each of the estimates discussed above.


                                                       Managed        Chargebacks,
                                      Government       care and       rebates and
                                       and State         GPO             cash            Sales
                                       programs        rebates         discounts         Returns         Other        Total
                                     -------------    ----------      -----------      ------------     -------       ------
   In millions of euros


Beginning Balance (January 1, 2004)      135             151             175              155              15            631

   Current provision related
    to current period sales              454             336             1363             191              93            2437

   Current provision related
     to prior period sales               14              -19             -3               -20              -             -28

            Payments                     -379            -333            -1370            -185             -89           -2356

   Effect of foreign currency
          translation                    -16             -10             -7               -9               -1            -43

 Ending Balance (December
            31, 2004)                    208             125             158              132              18            641



     In connection with the preparation of its 2005 financial statements and Annual Report on Form 20-F, the Company intends to enhance its disclosures with respect to revenue recognition and provisions for discounts, sales incentives, rebates and sales returns to reflect the information, including the tabular disclosure, set forth above.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
October 17, 2005
Page 5


     If you have any questions or comments regarding the Company's response contained in this letter, please do not hesitate to contact the undersigned at
(212) 403-1309.


                                                         Very truly yours

                                                         /s/ David A. Katz

                                                             David A. Katz


cc: Jim Peklenk, Securities and Exchange Commission Staff Accountant Jean Claude Leroy, Sanofi-Aventis Chief Financial Officer
      Jean Luc Renard, Sanofi-Aventis VP Corporate Accounting